Exhibit 99.2

Full Year 2025 Investor Presentation Leifras Co., Ltd. (Nasdaq: LFS) ｜ April 2026

1 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of w hich are subject to risks and uncertainties. Forward - looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate str ict ly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “ pla ns,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this presentation. These statements are likely to address our growth strategy, financial results and product and development progr ams . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements. These factors may include inaccurate assu mptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward - looking statement can be guaranteed and actual future results may vary material ly. Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to: assumptions about our future financial and operating results, in cluding revenue, income, expenditures, cash balances, and other financial items; our ability to execute our growth, and expansion, including our ability to meet our goals; current and future economic and po lit ical conditions; our capital requirements and our ability to raise any additional financing which we may require; our ability to attract customers and further enhance our brand recognition; our ability to hi re and retain qualified management personnel and key employees in order to enable us to develop our business; trends and competition in the sports instruction services industry and the social support service s i ndustry; and other assumptions described in this presentation underlying or relating to any forward - looking statements. We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial con dit ion and results of operations, under “Risk Factors” in our annual report on Form 20 - F (the “Annual Report”), we filed with the U.S. Securities and Exchange Commission (the “SEC”). We base our forward - looking stat ements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are li kely to, differ materially from what is expressed, implied or forecast by our forward - looking statements. Accordingly, you should be careful about relying on any forward - looking statements. Except as requir ed under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise. The forward - looking statements made in this presentation relate only to events or information as of the date on which the statem ents are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events, o r otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this presentation, along with the Annual Report and the documents that are filed as exhibits to the Registrat ion Statement, carefully and with the understanding that our actual future results may differ materially from what we currently expect. Forward - Looking Statements

2 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. 2. Executive Summary 3. 2025 Full - Year Consolidated Financial Results 4. Growth Strategy 5. Consolidated Financial Position 6. Capital Allocation 7. 2026 Full - Year Consolidated Financial Forecast 8. Appendix INDEX

3 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Corporate philosophy/history With the corporate philosophy of " To change and design sports ,“ we practice "sports and social business" to address various social issues through sports. ２００ 0 ～ ２００５～ ２０１０～ 2015 ～ ２０２０～ ※ 1 （ FY ２０２５） Founded in 2001 Started sports school business FY2005 10,000 members FY2009 2 0,000 members FY2014 40,000 members FY2013 Started School club support business FY2023 60,000 members FY2024 70,000 members FY2020 Large - scale club activity project contract (Nagoya City elementary school) FY2012 30,000 members FY2021 50,000 members ※ 1:Performance comparison for the same period from FY23 onwards (US GAAP)

Business Model

We operate our business in two segments: "Sports School Business" and "Social Business."

Sports School Business

Service details

We provide a unique sports service that cultivates the "non-cognitive skills" that are emphasized in modern education. Based on our teaching philosophy of "acknowledge, praise, encourage, and motivate," we offer a training program that integrates physical and mental growth, focusing not only on developing sports skills, but also on greetings, etiquette, leadership, cooperation, self-management, and problem-solving skills.

Revenue sources

・School fees (monthly fee, enrollment fee, annual fee)
・Event participation fee

Sales ratio


73%
(FY2025)


スポーツスクール会員数
3年連続
国内
No.1
Leifras sports school
株式会社 東京商工リサーチ調べ
2024年12月時点
スポーツスクール スクール数
3年連続
国内
No.1
Leifras sports school
株式会社 東京商工リサーチ調べ
2024年12月時点

Social Business

Service details

Our social business consists of two main types of projects: the "School Club Support" and "After-School Daycare Services." Our club activities project works in collaboration with local governments and schools and involves coaching and running club activities primarily at elementary and junior high schools. Our after-school day care services project supports the independence of children with developmental disabilities through sports.

Revenue sources

Mainly business outsourcing contract fees

Sales ratio


Compared to FY2023
+3%
(FY2023:24%)
27%
(FY2025)


部活動
受託校数
国内
No.1
Leifras
株式会社 東京商工リサーチ調べ
2024年12月時点

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© 2026 LEIFRAS CO., LTD.

4

5 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 3. 2025 Full - Year Consolidated Financial Results 4. Growth Strategy 5. Consolidated Financial Position 6. Capital Allocation 7. 2026 Full - Year Consolidated Financial Forecast 8. Appendix

Financial Highlights

Growth in both businesses led to record highs in both revenue and profits.

Net revenue


+13.5% YoY
Record-high※1
59,337
65,878
74,798
FY23
FY24
FY25
(in thousands of USD)

Income from operations


+20.7% YoY
Record-high※1
2,523
3,315
4,001
FY23
FY24
FY25
(in thousands of USD)

Adjusted income from operations ※2


+41.8% YoY
Record-high※1
3,114
4,415
FY23
FY24
FY25
(in thousands of USD)

Non-GAAP financial measures not presented for periods prior to Fiscal Year 2024.

Net income


+4.7% YoY
Record-high※1
1,565
2,670
2,796
FY23
FY24
FY25
(in thousands of USD)

Sports school members


+0.04% YoY
Record-high※1
66,412
70,663
70,688
FY23
FY24
FY25
(members)

Contracted club activities


+7.6% YoY
Record-high※1
2008
1971
2120
FY23
FY24
FY25
(Clubs)

* 1:Performance comparison for the same period from FY23 onwards (US GAAP)

*2: Adjusted Income from Operations : Introduced as a performance management indicator representing the profitability of the core business.
Adjusted Income from Operations = Income from operations + IPO costs - Compensation

USD figures are based on JPY to USD ¥156.80=$1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© 2026 LEIFRAS CO., LTD.

6

Financial Highlights | Supplementary Explanation

Items	Main factors
Net income FY24-FY25 Factors: +4.7% Net Income	**Foreign exchange losses recorded due to revaluation of foreign currency-denominated assets** As a result of our Nasdaq listing, we incurred exchange rate losses on our foreign currency-denominated assets, which were recorded as non operating expenses. Please note that this loss is an accounting treatment based on the exchange rate at the end of the period, and its impact on actual cash flow and core business growth is limited.
Number of sports school members FY24-FY25 Factors: +0.04% sports school members	**Strategic allocation of human resources in response to the re-contracting of Nagoya City club activities projects and the new consignment of other large club activities projects** In the second half of 2024, following the collapse of the previous contractor three months after the contract was signed, the company was asked by Nagoya City to urgently take over the club activity projects (6 wards). Furthermore, in the first half of 2025, the company also secured new large-scale projects in Suita City and Shibuya Ward. Because human resources were concentrated on these projects as top priorities, the number of new school openings was temporarily suppressed. However, the track record of successfully completing these projects was highly praised by local governments nationwide, leading to an increase in the number of schools under contract and the establishment of an overwhelming advantage in this field. **Termination of an Affiliate Contract** In the first half of 2025, a contract was terminated by one affiliate, resulting in a certain number of members withdrawing from the school operated by the affiliate, resulting in a decrease in the overall number of members at affiliated stores.
Number of contracted club activities FY23-FY24 Factors: decrease number of schools	**Contract Review Following Commissioning from the Japan Sports Agency (Compliance Measures)** In April 2024, we were commissioned by the Japan Sports Agency to undertake the "FY2024 Regional Sports Club Activity System Development Project." In order to prevent conflicts of interest in participating in an important national project, we have temporarily terminated contracts with some local governments. **In response to the city's policy regarding the transfer of operations in some areas of Nagoya City's club activity programs** Initially eight wards had their operations transferred to other companies. However, as mentioned above, due to the bankruptcy of the companies to which the operations were transferred, the city took over six wards at its request. As a result, the actual decrease was limited to only two wards, maintaining a strong business foundation.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© 2026 LEIFRAS CO., LTD.

7

Social Business(School club support) Highlights

leifras SPORTS & SOCIAL BUSINESS COMPANY

The number of new club activity contracts with local governments is expected to increase. From fiscal 2026 onwards, we aim to further grow our business as a frontrunner, while taking advantage of the strong tailwind of national policy.

National policy

(Summary of the guidelines for club activity reform)

- **The "Reform Implementation Period" begins in 2026.**
- Weekends: All school club activities are planned to be expanded to the community.
- Weekdays: Resolve various issues and promote reform.

<Source> Club Activity Reform Portal Site / New Guidelines Regarding Club Activity Reform

Summary of the "Comprehensive Guidelines for School Extracurricular Activity Reform and Promotion of Local Club Activities"			
Philosophy of the Reform	•Securing Opportunities, Inclusivity,Local Value Creation		
Reform Timeline	2023-2025 Reform Promotion Period	2026-2028 Reform Execution Period (First Half)	2026-2028 Reform Execution Period (Second Half)
Action plan	Holidays	Goal: Realize the transition to local community-based activities for all school club activities	
	Weekends	Weekdays: Address various issues and promote further reform (the government will first verify feasible activity models).	

2025 Club Activities: New Contract Results

Prefecture	Name	Period
Hokkaido	**Monbetsu City**	2026-2029
Hokkaido	**Muroran City**	2026-2027
Sendai City	**Sendai City**	2026-2027
Tokyo	**Shibuya Ward**	2026-2027
Tokyo	**Chiyoda Junior and Senior High School**	2026-2027
Tokyo	**Waseda University Educational Corporation**	2026-2027
Tokyo	**Shinagawa Ward**	2026-2027
Aichi	**Nagoya City**	2026-2027
Osaka	**Suita City**	2026-2028
Kyoto City	**Kyoto City**	2026-2027
Fukuoka	**Shingu town**	2026-2027
Fukuoka	**Shime Town**	2026-2027
Kagawa	**Kagawa Prefecture Junior High School**	2026-2027

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© 2026 LEIFRAS CO., LTD.

8

9 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 4. Growth Strategy 5. Consolidated Financial Position 6. Capital Allocation 7. 2026 Full - Year Consolidated Financial Forecast 8. Appendix

Consolidated P/L Highlights

Net revenue, Adjusted income from operations ＊2 , Income from operations and Net income reached record highs *1.

(in thousands of USD)	FY23	FY24	FY25	YoY change	YoY change %
Net revenue	59,337	65,878	Record-High ＊1 74,798	8,920	13.5%
Gross profit	14,908	18,799	Record-High ＊1 22,102	3,303	17.6%
Income from operations	2,523	3,315	Record-High ＊1 4,001	686	20.7%
Operating profit margin	4.3%	5.0%	Record-High ＊1 5.3%	0.3%	
Net income	1,565	2,670	Record-High ＊1 2,796	126	4.7%
Adjusted income from operations *2		3,114	Record-High ＊1 4,415	1,301	41.8%

USD figures are based on JPY to USD ¥156.80=$1.00

＊1:Performance comparison for the same period from FY23 onwards (US GAAP)

*2: Adjusted Income from Operations : Introduced as a performance management indicator representing the profitability of the core business. Adjusted income from operations = Income from operations + IPO costs - Compensation Non-GAAP financial measures not presented for periods prior to Fiscal Year 2024.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© 2026 LEIFRAS CO., LTD.
10

11 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Adjusted Income from O perations Adjusted Income from O perations *1 was 4,565 thousand USD , up 42% year - on - year. Core business profitability grew steadily. FY25 FY24 FY24 Income from operations IPO costs Compensa tion FY24 Adjusted Income from operations FY25 Income from operations IPO costs FY25 Adjusted Income from operations USD figures are based on JPY to USD ¥156.80=$1.00 (in thousands of USD) (in thousands of USD) !(59!) 88 520 30 491 630 718 21,384 3,315 3,114 4,0 01 4,415 414 156 (357) *1: Adjusted Income from Operations : Introduced as a performance management indicator representing the profitability of the cor e business. Adjusted Income from Operations = Income from operations+ IPO costs - Compensation YC1

Segment Summary

"Sports School Business" and the "Social Business" achieved steady growth.

Sports School Business

Stable growth due to increased membership and event attendance

Net revenue



+7.8%
YoY
44,918
50,665
54,593
FY23
FY24
FY25

(in thousands of USD)

Social Business

Continued high growth due to significant increase in the number of schools

Net revenue



+32.8%
YoY
14,419
15,213
20,205
FY23
FY24
FY25

(in thousands of USD)

USD figures are based on JPY to USD ¥156.80=$1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© 2026 LEIFRAS CO., LTD.
12

13 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 3. 2025 Full - Year Consolidated Financial Results 5. Consolidated Financial Position 6. Capital Allocation 7. 2026 Full - Year Consolidated Financial Forecast 8. Appendix

14 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. ● ● ● Increase in graduates (withdrawals) due to current members reaching higher grades Issues and factors Strategies and measures Expansion of sports school business We are focusing on enhancing the quality of our class offerings and customer services, to continue being chosen by our customers and expanding market share and strengthening customer attraction, for sustainable growth. Internal environment Quality enhancement E xternal environment ● Growing awareness of the need to protect one's livelihood due to the effects of prolonged price hikes ● The special demand (rebound demand) after the COVID - 19 pandemic has run its course Market Share expansion and b randing  s trengthening customer attraction ● ● Differentiation through enhanced branding of the non - cognitive ability measurement system " Milabo “ ● ● ● ● ● ● Opening new student - led schools utilizing school facilities through comprehensive partnership agreements with universities and vocational schools ● and alliances with other companies in the same industry that share our philosophy

15 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Expanding the share of club activities | Market size and national policy roadmap I 202 3 2024 2025 2026 2027 2028 2029 2030 2031 Reform promotion period 2026 school year will see the start of a "reform implementation period" for club activities. In principle, all club activities held on holidays will be transferred to the local community. TAM | Club activity market size Our current location | 2025 results Approximately junior high schools nationwide *1 Approximately USD Number of contracted schools: 381 Sales: approx. 2 0,000 USD *1: <Source> e - Stat Government Statistics Portal Site/Number of Schools in 2025 *2: Market Size: Our own calculation method based on past contract performance *3: <Source> Club Activity Reform Portal Site/New Guidelines Regarding Club Activity Reform (This is merely a national plan a nd is not necessarily guaranteed to be implemented) Weekends: All school club activities are planned to be expanded to the community Weekdays: Resolve various issues and promote reform. Reform implementation period

16 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Expanding the share of club activities | Market size and national policy roadmap II 202 3 Results 2024 Results Scheduled for 2025 Scheduled for 2026 2027 ～ The Japanese government has announced that it plans to transfer "more than 30%" of holiday club activities to local communities and the private sector in fiscal 2026. *1 [ Source ] Survey on the status of club activity reform efforts (Agency for Sports and Agency for Cultural Affairs) 4.7% ( 6,049 copies) 8.5% ( 10,910 copies) 16.6% ( 21,208 copies) ( 38,954 copies) Regional club activity development ratio across Japan and plans for * Ratio of local club activities across Japan (number of local club activities: number of clubs) * The percentage is calculated based on Reform promotion period (demonstration experiment) *1: <Source> Club Activity Reform Portal Site/New Guidelines Regarding Club Activity Reform (This is merely a national plan a nd is not necessarily guaranteed to be implemented)

17 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. ● ● ● ● ● Number of school clubs managed : ● Repeat rate (continuation rate) from local governments: 89% ● Collaboration with local governments ( cumulative total from 2013 to 2025 ) • P refectures : ( 47 prefectures nationwide) • Special ward : (all 23 wards in Tokyo) ● Business areas: ● of sports instructors (full - time employees): ● of club activity instructors (part - time employees): ● Training through unique programs and thorough supervision by the general manager ● Achievements in safety management • Since accepting club activities in 2013, there Expanding share of club activities business | Competitive advantage I (barriers to entry) We have built up a barrier to entry through our established "trust, track record, and know - how" and our overwhelming "instructor platform" that is unique to our company. Competitive Advantage (Barriers to entry)

18 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Japan Private Education Council Expanding the share of club activities | Competitive advantage II (Network with the national government) Nippon Sport Policy Commission Japan Sport Association ( JSPO ) A strategic think tank and lobbying organization that proposes national sports policies and promotes industrialization A unified organization of the Japanese sports world that works to create an environment for "watching," "playing," and "supporting" sports. Japan Private Education Council An organization that brings together organizations representing various fields of private education to promote social contribution for children and contribute to the development of private education. Representative: Kiyotaka Ito *1: <Source> Club Activity Reform Portal Site/New Guidelines Regarding Club Activity Reform (This is merely a national plan a nd is not necessarily guaranteed to be implemented) *2: All marks are trademarks or registered trademarks of their respective owners. The display of trademarks herein does not i mpl y that a license of any kind has been granted. Member

19 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Expanding Market Share in Club Activities | Human Resources Strategy Enhance human r esources through technology utilizing the increasing value of services due to the spread and evolution of AI. The competitive advantage of the business Human resources strategies utilizing technology ● Value reversal due to the spread of AI ● An absolute reason that only "people" can do. : "Warm and compassionate care" that supports both setbacks and joys. : The passion and aspirations of instructors that drive children's growth. : "Human skills" to resolve unpredictable conflicts between children. "Cognitive abilities (knowledge and logic)" "Routine tasks" "Non - cognitive skills (interpersonal skills)" "Human relations" AI systems (Premiumization) Thorough use of technology [ Recruitment ] High - precision screening of "level of alignment with company philosophy" through data analysis [ Management ] Accumulation of training know - how data and automation of administrative tasks Focusing on "time and energy spent with children." Maximizing customer satisfaction and lifetime value (“ LTV”) through outstanding service quality. Decreased value All resources generated through AI and systemization will be invested back into "people".

20 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. ● By offering direct employment and clear career paths, we can continuously attract talented young people. ● by processing approximately 1,000 hiring and terminating transactions per month without delay. ● utilizing a nationwide network of experienced instructors ● The high level of reliability that allows for immediate coverage in case of staff shortages ● With a seamless system that integrates on - site operations and HR, we can quickly respond to the urgent needs of local governments. ● A llows for both by sharing talent within a given area. ● The system of allowing side jobs and concurrent employment ensures the availability of diverse professional talent, including current teachers. ● We are expanding Expanding Market Share in Club Activities | Human Capital Strategy II By utilizing Japan's only "instructor platform," we are building a scalable human resource base to support the rapid expansion of our business. ● Through comprehensive partnerships with educational institutions (such as Sanko Gakuen ), Human Capital Strategy

21 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Expanding market share in club activity programs | Strategies by phase Phase 2 will focus on "designated cities" where the balance between population density and market size is optimal. Phase 3 will expand to "nationwide and regional cities." Demonstration experiments and track record building Development into "Government - Designated Cities" Expansion to the whole country and regional cities PHASE 1 PHASE 2 PHASE 3 Target Designated cities Approximately Tokyo 23 wards: Approximately (number of schools not currently under contract) Strategy Scaling to a "City Designated by Government Ordinance" • The know - how gained will be expanded to urban areas. • Maximize recruitment and operational efficiency • A shift from "testing" to "commercialization." Completion Medium to long term ● Target nationwide ● Strategy Infrastructure development throughout the entire country • Utilizing the enhanced operating system from Phase 2 • Introduction of a highly efficient remote and supervisory management model that works even in areas with low population density. ● Achievements schools clubs ● Strategy Business model validation Establishing a revenue base * This is merely a national plan and is not necessarily guaranteed to be implemented

Improving operating profit margin | Factors, measures, and future outlook

From the “growth investment phase" to the ”margin expansion phase”.

School Business

From expansion to increased profit density

- **Improving LTV (monthly membership fees, events, merchandise sales, etc.)**
- Cost reduction by opening a school in kindergarten or school facilities
- Increase number of members per employee (increase in classes for younger employees)

Social Business

Increase in projects = conversion to profit margin

- Proof of concept → **Convert to full contract to increase**
- Expand peripheral revenues (insurance, systems, etc.)
- Reduce costs per project through economies of scale

Management Department

Sales growth = profits source of leverage

- **Utilize Digital Transformation (DX)/ Artificial Intelligence (AI)**
- Fixed management costs
- Improving business efficiency

Growth investment phase

- ・Club activity demonstration experiment
- ・Human resource investment
- ・IPO/ management system development

Margin Expansion Phase

Increase operating profit margin for club activities (conversion from demonstration experiment to full contract)

LTV of school business・Reduce personnel in administrative departments
・Reduce fixed costs ・Utilize DX/AI



2023
2024
2025
2026
2027
2028
2029

* This is merely a national plan and is not necessarily guaranteed to be implemented
There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© 2026 LEIFRAS CO., LTD.
22

23 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 3. 2025 Full - Year Consolidated Financial Results 4. Growth Strategy 6. Capital Allocation 7. 2026 Full - Year Consolidated Financial Forecast 8. Appendix

24 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Consolidated BS Highlights Maintaining a sound financial base. Net assets are steadily increasing due to the recording of net income. YoY Change % YoY Change FY25 FY24 in thousands of USD 5.1% 1,084 22,149 21,065 Current assets 0.8% 61 7,667 7,606 Fixed assets 4.0% 1,145 29,816 28,671 Total assets - 21.1% - 3,835 14,349 18,184 Current liabilities - 4.1% - 159 3,690 3,849 Fixed debt - 18.1% - 3,994 18,039 22,033 Total liabilities 77.4% 5,139 11,777 6,638 Total net assets 4.0% 1,145 29,816 28,671 Total liabilities and net assets USD figures are based on JPY to USD ¥156.80=$1.00

25 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Consolidated CF highlights FY 2025 FY 2024 (in thousand of USD) 2,987 1,321 Cash flows from operating activities - 341 - 328 Cash flows from investing activities - 2,787 - 2,209 Cash flows from financing activities 49 - Effect of exchange rate - 92 - 1,216 Increase/decrease in cash and cash equivalents 16,097 16,1 89 Cash and cash equivalents at end of period Cash flow remains strong. A total of 16 million USD was arranged with the aim of flexibly raising funds and strengthening the company's financial position. Arranged project Arranger and agent Lender Use of funds Amount (USD ) Working capital Chikuho Bank, SBI Shinsei Bank Chikuho Bank Chikuho Bank Working capital Mizuho Bank, Saga Bank, Fukuoka Bank, Resona Bank Mizuho Bank Mizuho Bank Overview of the syndicated USD figures are based on JPY to USD ¥156.80=$1.00 AH1 AH2

26 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 3. 2025 Full - Year Consolidated Financial Results 4. Growth Strategy 5. Consolidated Financial Position 7. 2026 Full - Year Consolidated Financial Forecast 8. Appendix

27 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. ● Improving corporate value to achieve our mission and social mission of "Changing and Designing Sports" Capital Allocation We will prioritize promoting M&A (growth investment) and aim to improve corporate value through inorganic growth. Purpose Aims of target M & A policy Rigorous investigation and deliberation of consistency with overall strategy, synergy effects, investment rationality, risks and integration issues, etc. Basic Policy ● M&A with the aim of sustainable business expansion and synergy creation. ● All companies acquired in the past have completed PMI as planned. ● Acquired companies have achieved significant growth in collaboration with Leifras . M & A track record * This is merely a plan and is not necessarily guaranteed to be implemented ● Expansion of business areas and improvement of customer lifetime value (LTV) ● Strengthening of talent acquisition pipelines and efficient improvement of organizational infrastructure ● High value - added and efficient services through the use of technology

28 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 3. 2025 Full - Year Consolidated Financial Results 4. Growth Strategy 5. Consolidated Financial Position 6. Capital Allocation 8. Appendix

29 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. ● With steady business expansion in our school and social businesses, we predict double - digit growth in both sales and operating p rofit. ● This earnings forecast assumes that no business acquisitions, restructurings or legal settlements will be concluded. Consolidated earnings forecast for the fiscal year ending December 2026 USD figures are based on JPY to USD ¥156.80=$1.00 YoY Change % YoY Change FY26 FY25 FY24 （ in thousand USD ） 27.9% 20,865 95,663 74,798 65,878 Net revenue - - - 10.8% 8,110 82,908 33.9% 1,356 5,357 4,001 3,315 Income from operations - - - 13.2% 527 4,528 0.3% 5.6% 5.3% 5.0% Operating profit margin - - - 0.2% 5.5% (High) (Low) (High) (Low) (High) (Low)

30 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. INDEX 1. Company Profile 2. Executive Summary 3. 2025 Full - Year Consolidated Financial Results 4. Growth Strategy 5. Consolidated Financial Position 6. Capital Allocation 7. 2026 Full - Year Consolidated Financial Forecast

Adjusted Income from Operations

Adjusted income from operations is a financial measure that is not calculated in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") (collectively referred to as the "non-GAAP financial measures"), and the use of the terms adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures..

We believe the non-GAAP financial measure provides investors with useful information with respect to our historical operations. We present the non-GAAP financial measure as supplemental performance measures because we believe it facilitates a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period.

Specifically, adjusted income from operations allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including non-recurring costs, such as listing-related and transformational expenses, other non-recurring income, such as litigation-related reimbursement. The non-GAAP financial measure also functions as key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

(in thousands of USD)	FY24	FY25
Income from operations	3,315	4,001
Plus: listing-related and transformational expenses[(a)]	156	414
Less: litigation-related reimbursement[(b)]	-357	-
Adjusted income from operations	3,114	4,415

(a) Represents one-time listing-related and other transformational expenses incurred in connection with our initial public offering and corporate transformation initiatives in fiscal years 2024 and 2025. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity.

(b) Litigation-related reimbursement received in fiscal year 2024 from the CEO in connection with a dispute involving a former director. As this payment represents a non-recurring and unusual item, it has been excluded for normalization purposes.

USD figures are based on JPY to USD ¥156.80=$1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© 2026 LEIFRAS CO., LTD. 31

Supplementary materials on national policy ①

<Source> Japan Sports Agency - Club Activity Reform Portal Site / New Guidelines Regarding Club Activity Reform



「部活動改革及び地域クラブ活動の推進等に関する総合的なガイドライン」の概要（主な内容）

改革の理念等	●急激な少子化が進む中でも、将来にわたって生徒が継続的にスポーツ・文化芸術活動に親しむ機会を確保・充実 ●障害のある生徒や運動・文化芸術活動が苦手な生徒等を含め、全ての生徒が希望に応じて多種多様な活動に参加できる環境を整備 ●地域クラブ活動においては、学校部活動が担ってきた教育的意義を継承・発展させつつ、地域全体で支えることによる新たな価値を創出
改革期間	令和５年度～７年度「改革推進期間」 → 令和８年度～10年度「改革実行期間」（前期） 【中間評価】 令和11年度～13年度「改革実行期間」（後期）
取組方針	休日：改革実行期間内に、原則、全ての学校部活動において地域展開の実現を目指す ※現時点で着手していない地方公共団体においても、前期の間に確実に休日の地域展開等に着手 （中山間地域や離島等で地域展開が困難な場合には、当面、部活動指導員の配置等を推進） 平日：各種課題を解決しつつ、更なる改革を推進（まずは、国において実現可能な活動の在り方等を検証） ※学校部活動をベースとした地域との連携など、地域の実情等に応じた多様な改革を進めていくことが重要
認定制度	競技力向上を主目的としたチーム・スクール等との区別や質の担保等のため、国が示す要件等に基づき、市区町村等が地域クラブ活動の認定を行う仕組みを構築 【呼称】「認定地域クラブ活動」 【想定される認定の効果】公的支援（財政支援、学校施設の優先利用等）、大会・コンクールへの円滑な参加等 【主な要件】活動時間（平日は1日2h程度以内、休日は1日3h程度以内）/ 休養日（週2日以上、休日のみ活動の場合は土日どちらか）/ 低廉な参加費 / 指導体制（日本版DBS活用を含めた不適切行為の防止徹底、指導者研修・登録等）/ 安全確保 / 学校等との連携
地域展開の円滑な推進に当たっての対応	推進体制：国としての取組方針の提示・地方公共団体への支援・周知広報等 / 都道府県のリーダーシップ / 市区町村等が改革の責任主体 / 専門部署の設置・コーディネーターの配置 / 生徒が所属する中学校等との連携 / 関係団体等・大学・民間企業との連携等 各種課題への対応：①運営団体・実施主体の体制整備等 ②指導者の確保・育成 ③活動場所の確保(学校施設の有効活用等) ④移動手段の確保 ⑤生徒の安全確保 ⑥障害のある生徒の活動機会の確保 ※６項目について具体的な取組内容等を整理 ニーズ反映・参画促進等：生徒等のニーズの把握・反映 / 地域クラブ活動への参加促進のための情報提供等（体験会の開催、入学説明会等でのオリエンテーション、ポータルサイトなどによる一元的な情報提供等）/ 生徒のクラブ運営等への参画（生徒同士の話し合いなど）
部活動の在り方	●適切な運営のための体制整備（部活動に係る方針策定、部活動指導員等の配置や合同部活動の実施、勤務時間管理・業務改善等） ●適切な指導及び安全・安心の確保（暴力・暴言・ハラスメント・いじめ等の不適切行為の根絶、事案発生時の迅速な対応・再発防止、過度な練習等の防止等） ●適切な活動時間・休養日等の設定 ●生徒のニーズを踏まえたスポーツ・文化芸術環境の整備
大会等の在り方	●生徒の参加機会確保（地域クラブ活動等の参加促進等） ●大会等への引率や運営に係る体制整備（教師以外の関係者の参画促進等） ●生徒の安全確保（熱中症対策等） ●大会等の在り方の見直し（多様なニーズを踏まえた大会等の開催等）
関連制度	従事を希望する教師等の兼職兼業の円滑化（中学校教師だけでなく小学校教師（体育専科等）や高校・特別支援学校の教師等を含む）、教師の人事・採用での部活動指導力の評価における留意、高校入試における取扱いなど

2

Summary: Overview of the Guidelines for Reform of School Extracurricular Activities

1. Philosophy of the Reform The primary goal is to ensure that students can continue to enjoy sports and cultural activities in the future, despite the rapidly declining birthrate. By shifting from school-based activities to a community-wide support system, the reform aims to create new value and more diverse opportunities for all students.

2. Reform Timeline
   FY2023–2025: Reform Promotion Period
   FY2026–2028: Reform Implementation Period (Phase 1)
   FY2029–2031: Reform Implementation Period (Phase 2)
   Key Target: Realizing the transition of weekend/holiday activities to community-based clubs, in principle, across all schools during the implementation period starting in FY2026.

1. Key Policies and Certification System Weekends/Holidays: Prioritize the transition to community-based activities. Certification: Municipalities will establish a system to certify "Certified Community Club Activities." To be certified, clubs must meet specific requirements regarding activity hours (e.g., max 3 hours on holidays), rest days, and instructor qualifications. Benefits of Certification: Certified clubs will receive public support (financial aid, priority use of school facilities) and smoother participation in competitions.

2. Implementation and Addressing Challenges Support System: Municipalities take the lead in providing resources, appointing coordinators, and collaborating with private companies and universities. Safety and Standards: Strict measures will be taken to prevent misconduct, including the use of "Japanese version of DBS" (criminal record checks for instructors) and ensuring student safety (heatstroke prevention, etc.).Operational Challenges: Focus areas include securing instructors, finding activity venues, arranging transportation, and ensuring inclusivity for students with disabilities.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© 2026 LEIFRAS CO., LTD.
32

Supplementary materials on national policy ②

<Source> Japan Sports Agency - Club Activity Reform Portal Site / New Guidelines Regarding Club Activity Reform



部活動の地域展開等の進捗状況（休日）
●「改革推進期間」が始まった令和５年度以降、部活動の地域展開等が着実に進捗
●「改革実行期間」が始まる令和８年度には、約３割の部活動が地域展開し、地域クラブ活動となる予定。
スポーツで1,097自治体、文化芸術で646自治体が地域展開に取り組む予定。
◆部活動数
（スポーツ・文化芸術合計）
地域展開（地域クラブ活動）
地域連携（合同部活動・部活動指導員）
(%)
40
35
30
25
20
15
10
5
0
6.5% (8,285部)
4.7% (6,049部)
7.9% (10,105部)
8.5% (10,910部)
8.6% (11,067部)
16.6% (21,208部)
6.2% (7,945部)
30.4% (38,954部)
R5（実績）
R6（実績）
R7（予定）
R8（予定）
◆自治体数
420
690
902
1097
R5 R6 R7 R8
地域展開（スポーツ）
878
1051
1043
774
R5 R6 R7 R8
地域連携（スポーツ）
127
240
407
646
R5 R6 R7 R8
地域展開（文化芸術）
292
355
386
324
R5 R6 R7 R8
地域連携（文化芸術）
【出典】部活動改革の取組状況に関する調査（スポーツ庁・文化庁）
<調査期間>2025年5月7日～ 6月6日
<調査対象>全ての都道府県、市区町村等
※1 「地域展開」は、地域展開が完了している、又は地域展開に取り組んでいる状態、「地域連携」は、合同部活動の実施と部活動指導員の活用の両方又はいずれかを行っている状態を指す
※2 部活動数の母数を128,000部（スポーツ100,000部、文化芸術28,000部）として割合を算出
※3 自治体数は都道府県及び市区町村等の合計

Summary: Progress Status of Regional Transition for Extracurricular Activities (Weekends/Holidays)

1. **Overall Progress** Since the "Reform Promotion Period" began in FY2023, the transition of school club activities to the community has been progressing steadily. By FY2026 (the start of the implementation period), it is projected that **approximately 30% (30.4%) of all club activities will have transitioned into community-based clubs.**

2. Trends in the Number of Club Activities (Sports & Arts/Culture Combined)
FY2023 (Actual): 11.2% total (4.7% regional transition + 6.5% regional cooperation).
FY2026 (Projected): 36.6% total (30.4% regional transition + 6.2% regional cooperation).
Observation: There is a significant shift towards full "regional transition" (becoming community clubs) rather than just "regional cooperation" (such as joint school teams).

3. Number of Participating Municipalities The number of local governments planning to implement regional transitions by FY2026 is increasing sharply:
Sports: 1,097 municipalities
Arts & Culture: 646 municipalities The data shows a clear upward trend, indicating that the movement to shift school activities to the local community is gaining momentum nationwide.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

© 2026 LEIFRAS CO., LTD. 33

34 © 2026 LEIFRAS CO., LTD. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Contact Us LEIFRAS Co., Ltd. Investor Relations Department Email: IR@leifras.co.jp